April 28, 2008

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail stop 3561
Washington, D.C. 20549

RE:	Ruddick Corporation
Form 10-K, for Fiscal Year Ended September 30, 2007
Filed November 29, 2007
Definitive Proxy Statement on Schedule 14A
Filed January 2, 2008

File number 001-06905

Dear Mr. Owings:

Reference is made to the Staff of the Division of Corporate Finance’s letter to Mr. Thomas W. Dickson, Chairman, President and Chief Executive Officer of Ruddick Corporation (the “Company”), dated March 28, 2008 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2007 (the “Form 10-K”) of the Registrant filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2007 and the Definitive Proxy Statement on Schedule 14A filed with the SEC on January 2, 2008 (the “Proxy”).

For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter.

FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Outlook, page 15

1.	Please expand on the discussion of American & Efird’s foreign sales and acquisitions and its strategy of increasing its presence in such global markets. In your discussion of the Results of Operations, you state that a “major challenge” facing the company is the geographic shift of its customer base. Please expand on this geographic shift, detailing the relevant countries and trends. In doing so, please explain how you will continue to pursue “business acquisitions that will diversify its product lines” and pursue “joint ventures and other investments.”

Response: Over the past several years, apparel production has shifted from the Americas to other regions of the world, predominately Asia. It has been estimated by the U.S. Department of Commerce Office of Textiles and Apparel that Asia and the Indian sub-continent accounted for approximately 69% of the apparel imports into the U.S. in 2006 and approximately 74% in 2007. This has greatly impacted American & Efird’s (“A&E”) operations in the U.S., Canada and Mexico. As a result, A&E’s strategic plans have included the expansion of its operations in the Asian markets and the expansion of product lines beyond apparel sewing thread.

A&E’s growth in China and other Asian markets has been accomplished through additional investments in its wholly owned subsidiaries by way of capital expenditures and through strategic joint ventures. In fiscal 2003, A&E entered into a joint venture in China resulting in a 50% ownership interest in Huamei Thread Company Limited, which is one of the largest thread producers in the China market. During fiscal 2005, A&E acquired an 80% ownership interest in Jimei Spinning Company Limited (a thread yarn spinning company located in China) and increased its ownership interest in Hengmei Spinning Company Limited (another thread yarn spinning company in China) from 60% to 80%. Recently A&E entered into a joint venture with Vardhman Textiles Limited in India to manufacture, distribute and sell sewing thread for industrial and consumer markets within India and for export markets. A&E is actively shifting its operations to be Asian centric, which is in line with the global shifting of A&E’s customer base.

A&E also expanded its global presence during fiscal 2005 by entering into a joint venture in Brazil resulting in a 30% ownership interest in Linhas Bonfio S.A. In addition, in fiscal 2006, A&E obtained a majority ownership interest in its two joint ventures in South Africa.

A&E’s fiscal 2004 acquisition of certain assets and the U.S. business of Synthetic Thread Company, Inc. provided A&E with an entry into the technical textiles market. In fiscal 2005 A&E expanded its customer base and product line offerings in the technical textiles arena by acquiring certain assets and the U.S. business of Ludlow Textiles Company, Inc. Technical textiles represent non-apparel yarns A&E supplies to its customers in the automotive, telecommunication, wire and cable, paper production and other industries. Further diversification was achieved in fiscal 2005 by A&E’s acquisition of certain assets and the business of Robison-Anton Textile Co., a U.S. producer of high-quality embroidery threads. The sale of non-apparel threads and yarns resulting from these acquisitions has offset, in part, sales declines in the U.S. resulting from the shifting of apparel manufacturing. In fiscal 2006 A&E expanded its production and distribution of non-apparel products through the acquisition of TSP Tovarna Sukancev in Trakov d.d. (TSP) located in Maribor, Slovenia. A&E continues to expand the manufacturing and distribution of non-apparel products throughout its global operations.

The strategic acquisitions and other actions taken by A&E as outlined above have been relatively insignificant to the consolidated Company and were accomplished over time without creating material risks to the Company’s consolidated financial position or our shareholders. In future filings, we will include additional discussion under the overview section of MD&A regarding A&E’s strategic initiatives and the changes in the industry as discussed above.

Capital Resources and Liquidity, page 16

2.	We note your indication that the covenants of the Company’s long-term debt agreements limit the total indebtedness that the Company may incur. Please revise to disclose these limits so as to provide a basis for your belief that such limits will not restrict the Company’s ability to meet future liquidity requirements, particularly in light of your stated intent to finance future expansions with borrowings under the Company’s revolving line of credit.

Response: The most restrictive debt covenants that limits the amount of total indebtedness that the Company may incur is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company’s Credit Agreement. As of September 30, 2007, the amount of additional debt that could be incurred within these limitations greatly exceeded the $235.8 million available for additional borrowings under the Company’s Credit Agreement. On December 20, 2007, the Company entered into a new credit agreement, replacing the previous revolving credit facility, that effectively increased the available borrowings by $100 million and maintained the existing debt covenants. As of December 30, 2007, the amount of additional debt that could be incurred within the limitations of the debt covenants still exceeded the $296.0 million available under the new Revolving Credit Facility.

We will revise our disclosure in future filings to read as follows:

“Covenants in certain of the Company’s long-term debt agreements limit the total indebtedness that the Company may incur. The most restrictive of these covenants is a consolidated maximum leverage ratio and a minimum fixed charge coverage ratio as defined in the Company’s Credit Agreement. As of __________________, the amount of additional debt that could be incurred within the limitations of the debt covenants exceed the additional borrowings available under the Revolving Credit Facility. As such, Management believes that the limit on indebtedness does not restrict the Company’s ability to meet future liquidity requirements through borrowings available under the Company’s Revolving Credit Facility, including any liquidity requirements expected in connection with the Company’s expansion plans for the foreseeable future.”

Statements of Consolidated Cash Flows, page 29

3.	Please tell us why cash proceeds from partnership distributions are classified as investing cash flows as opposed to operating cash flows. Refer to paragraph 22.b. of SFAS 95.

Response: Cash proceeds from partnership distributions represent cash received from the Company’s Harris Teeter subsidiary’s investments in certain real estate development projects. Each receipt is analyzed to determine the underlying circumstances behind the distribution. Distributions received in connection with property sales or debt refinancing by the partnership is considered a return of the Company’s investment and is classified as cash flows from investing activities (paragraph 16.b. of SFAS 95 refers to receipts from sales of equity instruments of other enterprises and from returns of investment in those instruments). Distributions received as a result of the partnership operations is considered a return on the Company’s investment and is a component of net income and included with cash flow from operating activities.

To provide better clarity on the Statement of Consolidated Cash Flows, in future filings we will separate partnership distributions from the current line item entitled “Cash Proceeds from Sale of Property and Partnership Distributions” and include them in a line item entitled “Return of Partnership Investments” within investing activities.

Investments, page 32

4.	Please revise your disclosures with respect to equity and cost method investments to comply with the presentation and disclosure requirements in paragraphs 19.c. and 20 of APB 18 and paragraph 18 of FSP FAS 115-1 and FAS 124-1. If you believe these disclosures are not required, please explain.

Response: In our opinion, the Company’s investments are not significant enough, on a consolidated basis, to require all of the disclosures referred to above. Paragraph 20 of APB 18 stipulates that, “the significance of an investment to the investor’s financial position and results of operations should be considered in evaluating the extent of disclosures of the financial position and results of operations of an investee.” As a general rule we determine significance using guidance under SEC’s Regulation S-X. Regulation S-X Rule 4-08(g) requires certain summarized financial information of subsidiaries not consolidated and 50 percent or less owned persons when significant subsidiary tests, as outlined under Regulation S-X Rule 1-02(w), are met individually or in the aggregate. We have evaluated each investment and determined that the investment balance, proportionate share of the investees’ total assets and equity in the income of the investee is well below the 10% threshold on both an individual and aggregate basis.

Our subsidiary, A&E has various minority interests in joint ventures operating in the same line of business. A&E’s share of the earnings in these investments are recorded as a single line item and included with Selling, General and Administrative Expenses. The aggregate of A&E’s share of the earnings in unconsolidated subsidiaries was less than 1.0% of the Company’s consolidated operating profit for the fiscal year ended September 30, 2007 and has been less than 1.0% in each of the fiscal years ended October 1, 2006 and October 2, 2005. Due to the insignificant amount, this has not been separately disclosed in the Company’s consolidated income statement. We will continue to monitor the significance of the Company’s share of earnings in unconsolidated subsidiaries and consider disclosing the amount separately in our Consolidated Income Statement in future filings if such amounts become material in future years.

As of our fiscal year ended September 30, 2007, investments accounted for under the equity method totaled $64.3 million (4.2% of consolidated total assets) and investments accounted for under the cost method totaled $36.4 million (2.4% of consolidated total assets). Consistent with our materiality assessment in total, we have determined that the disclosure items regarding cost-method investments called for under paragraph 18 of FAS 115-1 and FAS 124-1 are not significant.

To clarify the investment components and their relative insignificance, in future filings we will aggregate and disclose separately (in the footnotes) those investments accounted for under the equity method and those investments accounted for under the cost method. We will continue to evaluate the significance of our investments and, if material, will provide the required additional disclosures in future filings.

Item 9A. Controls and Procedures, page 48

5.	You state that your certifying officers concluded that your disclosure controls and procedures were effective “to ensure that information required to be disclosed by [you] in [your] reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities Exchange Commission rules and forms.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were also effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.” Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing and in your Form 10-Q for the quarterly period ended December 30, 2007.

Response: We will include the following language in our future filings:

“(a) Evaluation of disclosure controls and procedures. As of _________________, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was performed under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in its reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.”

In addition, we confirm that our conclusions regarding effectiveness would not change had these statements been included in our Form 10-K for fiscal year ended September 30, 2007 or in our Form 10-Q for the quarterly period ended December 30, 2007.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A AS FILED JANUARY 2, 2008

Compensation Discussion & Analysis (CD&A), page 19

6.	We note your inclusion of the principal executive officer and principal financial officer and the two other highest compensated executives in the CD&A. Please include the next-highest compensated executive as well or tell us why you have excluded this person. See Item 402(a) of Regulation S-K

Response: The only executive officers of the Company are Messrs. Dickson, Woodlief, Morganthall and Jackson. Pursuant to Rule 3b-7, an executive officer for a registrant means, its president, any vice-president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function or any other person who performs similar policy-making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy-making functions for the registrant. Based on this definition Messrs. Morganthall and Jackson were included as executive officers of the Company, however the Company did not have any additional executive officers at any time during the last fiscal year and thus no other person was required to be included in the table pursuant to Item 402(a)(3)(iii) or (iv).

Compensation Setting Process, page 19

7.	Please expand the discussion under “Compensation Setting Process” to address in more detail the company’s use of the surveys with particular emphasis on how the surveys used resulted in the compensation decisions made by the company. For example, we note your statement that the goal of the compensation committee is to tie executive compensation to the compensation of executives in companies that have achieved similar performance. You also state that the executives’ overall compensation was consistent with the median compensation in the compensation surveys, while the company’s performance was above the median compared to its peer companies. Tell us whether you intend for your overall compensation to be benchmarked to the median compensation found in the surveys or if you benchmark to some other measurement. Considering the company’s performance was above the median, tell us whether that caused you to alter your target compensation relative to the surveyed companies.

Response: The Company does not use the Compensation Surveys as a benchmark. The Company has stated in the Proxy that it used the Compensation Surveys as a starting point in determining executive compensation. The Compensation Committee does not benchmark because the Compensation Committee does not believe it is appropriate to tie executive compensation directly to the compensation awarded by other companies or to a particular survey or group of surveys. Instead the Compensation Committee uses the Compensation Surveys as an informational tool to assist the Compensation Committee in the compensation setting process. The Compensation Committee’s goal in setting the compensation of the NEOs, is to both attract, retain and reward the Company’s executives, and to encourage the NEOs to produce strong financial results to enhance shareholder value. The Compensation Surveys were used as a way of understanding the market for executive compensation and comparing the compensation granted to the NEOs by the Compensation Committee to what executives at other companies received, and to confirm that the Compensation Committee was achieving its goal of having the NEOs receive an overall compensation in line with companies that have achieved performance similar to that of the Company. The Compensation Committee did not target the median of the Compensation Surveys, however, the NEOs’ compensation was in-line with the median compensation provided in the Compensation Surveys.

The Compensation Committee believes that historically the Company’s NEOs overall compensation has lagged behind the executives of companies that have achieved performance similar to that of the Company. It is the Compensation Committee’s philosophy to generally match NEO compensation to performance relative to other industry participants over the long-term even though there may be disparities from year to year, and the Compensation Committee is committed to achieving overall compensation in line with this philosophy. In future filings we will clarify the Compensation Committee’s use of the Compensation Surveys in the compensation setting process as described above.

8.	We note your indication that the information provided by the consultant and other relevant data assisted you in determining the appropriate mix of short-term and long-term compensation for the NEOs. Please tell us what information you used, if not the surveys you mentioned above, and what you determined to be the appropriate mix of short-term and long-term compensation for the NEOs.

Response: The Compensation Committee did not have a formula for the appropriate amount of each type of compensation to be awarded to the NEOs or, ultimately, the mix between short-term and long-term compensation. The Compensation Committee reviewed the Compensation Surveys and considered certain other relevant data such as the Company’s historical compensation practices and length of service with the Company, to determine the appropriate amount of short-term and long-term compensation. Based on the information reviewed, the Compensation Committee believed that the short-term compensation for the NEOs was generally in line with the Company’s goals for executive compensation, but that the long-term compensation which had historically been given to the NEOs was more modest and thus should be increased. Furthermore the Compensation Committee believed that increasing the NEOs’ long-term compensation over several years, would result in achieving the Company’s goal of tying Company performance to compensation. In future filings we will clarify what information was used by the Compensation Committee in setting short-term and long-term compensation for the NEOs, as set forth above.

Elements of Compensation, page 21

9.	Please discuss why the compensation committee chose salary increases consistent with the median of the compensation surveys. Please reconcile this approach with the statement under “Compensation Setting Process” on page 19 that the goal of the compensation committee is “overall compensation in line with companies that have achieved performance similar to that of the Company.”

Response: As stated previously in this letter, the Compensation Committee did not use benchmarks in setting the NEOs’ salaries and total compensation, and while the actual salary increases were consistent with the median of the Compensation Surveys, the NEOs’ salary increases were not linked to the Compensation Surveys. Base salary is one component of each NEO’s overall compensation. As mentioned in the Proxy and referenced in the Staff’s Comment Letter, the Compensation Committee’s goal was to have the NEOs receive an overall compensation in line with companies that have achieved performance similar to that of the Company. The Compensation Committee believes that by increasing the amount of long-term compensation the NEOs received, the overall compensation received by the NEOs will be more in line with the Compensation Committee’s philosophy of matching NEO compensation to performance. In future filings we believe that the disclosure to be included in response to comment 7 will provide the necessary clarification for this Staff comment.

10.	Revise to discuss in greater detail the personal performance objectives and corporate operating results upon which you based your increase of base salaries.

Response: As stated in the Proxy, the Compensation Committee based the increase of NEO base salaries on personal performance objectives and corporate operating results. The corporate operating results were primarily NOPAT Return on beginning invested capital during the fiscal year and operating margins at each of the Company’s subsidiaries. The personal performance objectives vary for each NEO, but were primarily operational achievements tied to the performance of the operating company by which such NEO was employed (i.e., the Company, Harris Teeter or A&E). These goals included achievement of financial projections for sales and operating profit, achieving a pre-determined number of new Harris Teeter stores opened, achieving a variety of specific productivity and operational goals at Harris Teeter, accelerating global and product diversification and growth and integration of recent acquisitions and consolidations at A&E. No particular weight is assigned to any particular performance goal and the personal performance objectives considered by the Compensation Committee may change, depending on the needs of the Company. The Chief Executive Officer meets with the Compensation Committee and presents a set of personal objectives for the Compensation Committee to consider. After discussion the Compensation Committee approves the personal objectives for the Chief Executive Officer. For all NEOs other than the Chief Executive Officer, the performance objectives are generally discussed between the respective NEO and the Chief Executive Officer who reviews them with the Compensation Committee. In future filings we will include the personal performance objectives considered in connection with the setting of the base salaries for the NEOs consistent with the description above.

11.	In your discussion of annual cash incentive bonuses, you mention that the various performance criteria used by you, such as the NOPAT Return, are widely understood performance measures utilized in the applicable industries in which the Company and the operating subsidiaries operate. Please revise to explain why these measurements are widely understood in such industries.

Response: As mentioned in the Proxy, NOPAT Return is a measure of the Company’s or A&E’s, as applicable, net operating profit after tax, or NOPAT, divided by invested capital at the beginning of the fiscal year, and is a measure by which the Compensation Committee is able to determine the Company’s return on total invested capital (for all investors, including shareholders and debt holders). NOPAT Return effectively adjusts for the financing of a company and is a better measure of the operational performance of the business. By using NOPAT Return the Compensation Committee is able to determine the on-going operational success of the Company or A&E. Return on Invested Capital - ROIC (another term for NOPAT Return) is utilized by some financial analysts to measure a company’s value creation for investors by comparing the ROIC percentage to the company’s weighted average cost of capital. In addition, other third parties such as investment banks, industry analysts and lenders use NOPAT Return (ROIC) as a tool to assess and compare the performance of multiple companies that have various mixes between debt and shareholder interests.

Additionally the Company uses Operating Profit Margin with regard to its executives and employees who work for the Company’s Harris Teeter subsidiary. Operating Profit Margin is a measurement of what proportion of a company's revenue is left over after paying for all operating costs, specifically excluding financing costs. Operating Profit Margin provides a measure of how much a company earns (before interest and taxes) on each dollar of sales. If the Operating Profit Margin is increasing the company is earning more per dollar of sales. This is a standard that is generally understood and used in the supermarket industry. For example, all Harris Teeter employees are awarded bonus compensation based on Harris Teeter’s Operating Profit Margin, and the most current Operating Profit Margin is communicated to these employees often and routinely to keep them focused on this performance goal. Operating Profit Margin is also a measurement which Harris Teeter’s competitors use to determine their performance, and other third parties such as investment banks, analysts and even lenders use Operating Profit Margin when assessing supermarket operating performance. By using Operating Profit Margin the Compensation Committee is able to determine the success of the Company’s Harris Teeter subsidiary over time.

In future filings, the Company will remove the sentence which states “The various performance criteria described herein are widely understood performance measures utilized in the applicable industries in which the Company and the operating subsidiaries operate (i.e., a holding company, supermarket company and textile company).” And instead the Company will include the following:

“The Company uses NOPAT Return and Operating Profit Margin as performance measures for the Company and its operating subsidiaries because the Company believes these measures are appropriate determinates of the Company’s and its operating subsidiaries’ success. Also the Company uses these performance measures because the Company believes these measures are used by third parties, such as investment banks, analysts and lenders, to judge the Company’s, its operating subsidiaries and their competitors’ performance.”

2007 Cash Incentive Plan Awards, page 22

12.	Please revise to discuss any material differences in the policies and decisions being made with respect to compensation paid to different named executive officers. For example, we notice that there is some disparity in the amounts paid to your named executive officers with respect to their annual bonuses, however, this discussion does not appear to address how those disparities are determined.

Response: The Compensation Committee awards potential compensation under the Cash Incentive Plan to the NEOs based upon such NEOs level of responsibility within the Company or at the operating subsidiary, and the attainment of that potential compensation is based upon the performance of the Company or such operating subsidiary. In particular the Compensation Committee has set forth Performance Metrics for the each of the Company, Harris Teeter and A&E based on information which the Compensation Committee deems most important to determining the performance of such entities. The footnotes to the 2007 Cash Incentive Plan Awards table identify the different performance metric thresholds which the NEOs would be required to meet in order to earn a bonus under the plan.

The difference in the potential compensation level paid among the NEOs is reflective of the variance in the duties and responsibilities of the positions held by each NEO. This difference in potential compensation is influenced by the Compensation Committee’s assessment of the degree to which the NEO may directly influence either the Company’s business or the operating subsidiaries’ business, as applicable. In future filings we will disclose the reasoning for the differences in compensation as described above.

13.	It does not appear that you have disclosed the performance objectives necessary for the executives to receive the performance shares you discuss here. Please disclose or, to the extent you believe disclosure of the company’s and individual’s performance targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

Response: The Company did not disclose the specific performance targets for the performance shares because it determined that the disclosure of the specific targets would not materially increase an investor’s understanding of the incentive program when weighed against the competitive harm related to the disclosure of confidential financial information which such performance targets represent. The Company believes that the information and explanation provided in the Proxy about the performance objectives for the performance shares was sufficient to provide an investor with an understanding of the Company’s incentive compensation programs.

However, given the Staff’s comments above, and based on the historical nature of the current performance targets, the Company has determined to provide the requested disclosure. For 2007 the operating profit projection for Harris Teeter was $134.1 million, and for A&E it was $6.6 million. In future filings the Company will disclose what the specific performance objectives were for the executives to receive the performance shares, provided that the Company continues to determine that the disclosure of such information would not cause the Company competitive harm. In the event that the Company determines in the future that the disclosure of a specific performance target would cause the Company competitive harm, the Company will provide disclosure concerning how difficult it would be for the NEOs to achieve the undisclosed target levels as required by Item 402(b).

Perquisites and Other Benefits, page 25

14.	Please expand the discussion of the company’s perquisites and fringe benefits to address why these elements of compensation are important to the company and how they support the company’s compensation philosophy and goals. Please address how the company’s compensation philosophy supported the selection of these particular perquisites and fringe benefits.

Response: The perquisites and other benefits the Company provides for the NEOs include: (i) Ruddick Retirement and Savings Plan; (ii) disability benefits; and (iii) life insurance. The Company believes that these types of benefits are highly effective in recruiting and retaining qualified executive officers because they provide the executive officer with longer term security and protection for the future. Furthermore the Company believes that while the NEO could purchase such coverage individually, the superior purchasing power of the Company allows the Company to purchase the benefits in a more cost effective manner. Additional perquisites provided to NEOs include country club dues and tax gross-up reimbursements. The country club membership reimbursements are provided to the NEOs to assist the NEOs in performing valuable client development activities for the Company. The Company provides the tax gross-up reimbursements in order to provide the NEOs with the full value of these benefits. The Company believes that providing these benefits is a relatively inexpensive way to enhance the competitiveness of the executive’s compensation package and furthers the Company’s goal of attracting, retaining and rewarding highly qualified executives. Further, the Company believes that all the perquisites have greater value to the executives than the cost to the Company to provide them, thus providing a return on the cost of providing such benefits. In future filings we will disclose the reasoning for choosing the perquisites and benefits as described above.

Potential Payments Upon Termination of Employment or Change in Control, page 35

15.	With respect to the potential payments upon termination or change in control, please discuss and analyze how the amounts of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Response: As stated in the Proxy, during fiscal 2007, the Compensation Committee “studied the appropriateness of entering into change in control and severance agreements with the NEOs.” The Compensation Committee engaged the services of a consultant to “provide an overview of competitive market data for change in control and severance provisions and to provide recommendations to the Compensation Committee.” As stated in the Proxy, the Compensation Committee considered entering into the change in control and severance agreements with the NEOs because the Company believed that “these agreements would ensure that the NEOs were incentivized to achieve the greatest possible return for the Company’s shareholders, including through a potential change in control transaction, irrespective of a loss of their own position in connection with such a transaction.” The Compensation Committee also considered the cost to the Company of replacing the NEOs in the event of a change in control, and determined that the compensation to be awarded to such NEOs was appropriate based on the study. The data of the consultant suggested that a majority of companies surveyed had entered into similar agreements with their NEOs. The Compensation Committee considered the information contained in the study and asked the consultant to provide a recommendation concerning the terms of such change in control and severance agreements provided by such companies. The consultant recommended that the Company enter into agreements with the NEOs on terms substantially similar to those contained in the executed agreements. Based on the consultant’s recommendations and the data contained in the consultant’s study the Compensation Committee determined that the terms of the change in control and severance agreements were appropriate for the NEOs. The Compensation Committee presented those terms to the NEOs, and the NEOs accepted the terms as presented. In future filings the Company will provide further discussion concerning how the change in control and severance agreements were implemented and the compensation selected, as described above.

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (704) 372-5404. Thank you for your attention to this matter.

Very truly yours,

/s/ JOHN B. WOODLIEF

John B. Woodlief
Vice President - Finance
and Chief Financial Officer